Exhibit 99.3

21 December 2006

The Manager
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000
James Hardie Industries NV
ARBN 097 829 895
Incorporated in The Netherlands
The liability of members is limited
Atrium 8th Floor
Strawinskylaan 3077
1077 ZX Amsterdam,
The Netherlands
Telephone: 31-20-301 2980
Fax:            31-20-404 2544

Dear Sir
Mailing of Documents for Extraordinary Information Meeting and Extraordinary General Meeting
The Notice of Meeting, Explanatory Memorandum (including the Independent Expert’s Report), the Direction Form and the Question Form for submitting questions for the Extraordinary Information Meeting will be mailed to shareholders today.
A copy of the Direction Form and the Question Form for the Extraordinary Information Meeting is attached.
Yours faithfully
Benjamin P Butterfield
Company Secretary

James Hardie Industries N.V.
ARBN 097 829 895
Incorporated in The Netherlands with corporate seat in Amsterdam. The liability of members is limited.
All correspondence to:
Computershare Investor Services Pty Limited
GPO Box 242
Melbourne Victoria 8060, Australia
Level 3, 60 Carrington Street
Sydney NSW Australia
Telephone enquiries:
within Australia 1300 855 080
outside Australia +613 9415 4000
Facsimile:
within Australia (03) 9473 2118
outside Australia +613 9473 2118

☐	Mark Box with an “X” if you have made any changes to your address.

Direction Form
Please complete this form if you want your vote to count at the Extraordinary General Meeting in Amsterdam.
CUFS holders should complete this form as shareholders would ordinarily complete a proxy form or complete an electronic copy of the Direction Form (please see page 3 Option A 2 of Notice of Meetings).
I/We being a holder/holders of CUFS in James Hardie Industries N.V. (the Company), direct CHESS Depository Nominees Pty Limited (CDN) to vote all the shares in the Company held by it on my/our behalf in respect of each resolution to be considered at the Extraordinary General Meeting to be held in Amsterdam, The Netherlands on Wednesday, 7 February 2007 and at any adjournment of that meeting, as indicated on this form and to vote or abstain in respect of any procedural resolution as CDN thinks fit.
Notes on completing this Direction Form
In order to direct CDN how to vote the shares underlying your CUFS holding as at close of business on Friday, 2 February 2007 (AEDT) in a particular manner, CUFS holders need only place a mark in the relevant box opposite each resolution. Your entire CUFS holding will then be voted in accordance with your direction. If you mark the abstain box for a particular resolution, you are directing CDN not to vote on that resolution.
If no direction is given for a particular resolution, I/we authorise CDN to abstain from voting in respect of my/our entire holding on that resolution.
CUFS holders wishing to apportion their vote must clearly enter the portion to be voted in a particular manner in the relevant box opposite each resolution. This may be done by specifying the number of shares underlying your CUFS holding or percentages of that holding.
If you vote in excess of 100% of your holding for a particular resolution, your vote on that particular resolution will be invalid.
If you mark more than one box for any particular resolution, except to show a portion in the manner discussed above, the vote on that resolution will be invalid.
Notes on signing:
Each CUFS holder must sign this form.
Joint holdings: if a CUFS holding is held in more than one name, each CUFS holder must sign this form.
Companies: only duly authorised officers can sign on behalf of a company. Please indicate the office held by the signatory/ies (ie director and director, or director and secretary or sole director) by signing in the appropriate place.
Power of Attorney: if signing under a power of attorney which has not yet been lodged with Computershare Investor Services Pty Limited, you must attach a certified photocopy of the power of attorney when returning this form.
Notes on lodgement:
In order to be effective, this form, together with the power of attorney or other authority (if any) under which it is signed must be either:
(a)	lodged at the Information Meeting to be held in The Wesley Conference Centre, 220 Pitt Street Sydney, NSW 2000, Australia, commencing at 9:30am (AEDT), on Thursday, 1 February 2007; or

(b)	sent by post in the envelope provided or be posted to Computershare Investor Services Pty Limited, GPO Box 242, Melbourne Victoria 8060, Australia or delivered to Level 3, 60 Carrington Street, Sydney NSW Australia, or return it by facsimile to (03) 9473 2118 inside Australia or +613 9473 2118 outside Australia.
You may also complete and lodge at www.computershare.com/au/proxy/jhx Please note address requires ..com/au rather than the usual .com.au. To use the online facility you will need your Security Holder Number (SRN) or Holder Identification Number (HIN) and your postcode.
Completed Direction Forms must be received no later than 5:00pm (AEDT) on Monday, 5 February 2007.
015558 — V4

Voting Direction — see notes on completing this Direction Form

			FOR	AGAINST	ABSTAIN

1.	Approval of matters related to the FFA		☐	☐	☐

2	(a)	Re-election of Brian Anderson	☐	☐	☐

	(b)	Re-election of Don DeFosset	☐	☐	☐

	(c)	Election of Michael Hammes	☐	☐	☐

	(d)	Election of Rudy van der Meer	☐	☐	☐
Refer to the Notice of Meetings for the full text of each resolution.
PLEASE SIGN in the box below. This must be signed in accordance with the notes on signing.

Individual or Securityholder 1	Securityholder 2	Securityholder 3

Sole Director and Sole Company Secretary	Director	Director/Company Secretary

2007

Contact name	Contact Daytime Phone number	Date
Completed Direction Forms must be received by Computershare Investor Services Pty Limited in Sydney or Melbourne, Australia no later than 5:00pm (AEDT) on Monday, 5 February 2007.

We welcome your questions

We want to make it easy for as many James Hardie CUFS holders as possible to ask questions of the company’s Directors or Auditor.
Please use the other side of this form to send us any questions you would like answered at the Annual Information Meeting to be held on Thursday, 1 February 2007 in Sydney.
We believe this process will make it easier for more holders to have questions answered, whether or not they can attend the Information Meeting. Holders will also be able to ask questions from the floor at the meeting.
We will attempt to answer as many questions as possible in the addresses by the Chairman and the CEO. If we receive a large number of questions from holders, we may not be able to reply individually.
You can use this form even If you will be attending the meeting. If you are unable to attend, you can watch a live webcast of the meeting via the internet on the Investor Relations website at www.jameshardie.com
Fax this form by Thursday, 25 January 2007 to:
(02) 8274 5218 or +61 2 8274 5218
Mail this form by Monday, 22 January 2007:
using the Business Reply Envelope enclosed
Holder’s name:

Address:

Security Holder Reference Number
or Holder Identification Number:

Fax this form by Thursday, 25 January 2007 to:
(02) 8274 5218 or +61 2 8274 5218
Mail this form Monday, 22 January 2007:
using the Business Reply Envelope enclosed
Security Holder Reference Number
or Holder Identification Number

Question(s):